Exhibit 2


To:      Financial Advisors with clients in PaineWebber
         R&D Partners II, L.P.

From:    PaineWebber Development Corporation

Re: Notice of Offer to Purchase Limited Partnership Units of PaineWebber R&D Partners II, L.P. (the "Partnership")

Date:    March 17, 1999


PharmaInvest, L.L.C. ("PI") has commenced a tender offer to purchase up to 3,000 outstanding limited partner units of the Partnership, or approximately 36.3% of the outstanding Units, at a price of $6,000 per Unit, net to the seller in cash (each Unit representing an original investment of $10,000). This price will be automatically reduced by the aggregate amount of any cash or asset distribution made or declared by the Partnership on or after March 3, 1999 and prior to either the date on which PI pays the purchase price for the Units in the case of a distribution in cash or, in the case of a distribution of assets, the date the assets are to be assigned to PI (distributions since March 3, 1999, have totaled $175 per Unit). PI is not an affiliate of the Partnership, its general partner (the "General Partner") or PaineWebber Incorporated. The offer was commenced without the endorsement or approval of the General Partner.

THE GENERAL PARTNER BELIEVES THE OFFER TO BE FINANCIALLY INADEQUATE AND RECOMMENDS THAT LIMITED PARTNERS REJECT THE OFFER.

For your information, we are enclosing a copy of our letter to the limited partners and the Schedule 14D-9 prepared by the General Partner in response to the tender offer.

Please note that PI is not authorized to solicit directly any PaineWebber Financial Advisor (unless such advisor is also a limited partner), make any in-person presentations or visit any PaineWebber offices. If you are contacted directly by a representative of PI, please contact us as soon as possible.

If you have any questions, please call PaineWebber Development Investor Services at 1-800-433-8901.


Enclosure